Exhibit 99.1

FOR IMMEDIATE RELEASE

NEW MILESTONES IN VISIUS SURGICAL THEATRE BY IMRIS

-- University of Virginia Striding Ahead with Intraoperative Imaging Suite –

Winnipeg, Manitoba, May 8, 2012 -- IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today reported on the preliminary successes that the University of Virginia (UVA) has achieved in their VISIUS Surgical Theatre. UVA clinicians have treated over 50 patients in their VISIUS Surgical Theatre since its opening, achieving two important milestones in the use of their new intraoperative imaging capabilities.

Scott Lim, MD, Director of Pediatric & Adult Congenital Cardiac Catheterization, performed the very first cardiac intervention in a VISIUS Surgical Theatre when he treated a six-year old patient with a right heart catheter diagnosis using the combination of MR and x-ray imaging modalities of the suite. Dr. Lim stated: “We are very pleased with the system for cardiac procedures. In this case, we were able to acquire MR images in the cath lab immediately before the procedure, which eliminated the complexities of patient scheduling and patient movement through hospital. In addition, by fusing MR images with angiography, we eliminated contrast agent and reduced 99% of the radiation we typically use on these patients.”

Jeff Elias, MD, Associate Professor of Neurological Surgery and Neurology and Director of Stereotactic and Functional Neurosurgery, is the first to have performed stereotactic procedures in the VISIUS Surgical Theatre. Using the rotational angiographic capabilities of the bi-plane, Dr. Elias creates 3D anatomical images of the brain which are then fused with images generated by the intraoperative MR to enhance his visualization of the brain. Dr. Elias commented: “The combination of imaging modalities in this suite is critical for procedures treating Parkinson’s or Essential Tremor. The capability to fuse MR and angiographic images in real time improves our ability to plan surgery and operate with precision without transporting the patient.”

The VISIUS Surgical Theatre at UVA features two state-of-the-art operating rooms connected by a room used for diagnostic imaging, and a ceiling-mounted MR scanner that moves between all three rooms. Mark Shaffrey, MD, Chair, Department of Neurosurgery, who championed the effort to implement intraoperative MR at UVA and performed the first neurosurgical procedure in the suite, is encouraged by the initial successes of the clinical team: “The VISIUS Surgical Theatre is allowing us to combine biplane angiography with intraoperative MR imaging for extremely targeted, image-guided treatment and for visualization of anatomy to see that our surgical objectives are achieved. The result is simple - better surgical results for our patients.”

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Brad Woods
Director Investor Relations & Corporate Communications
IMRIS Inc.
Tel: 204-480-7094
Email: bwoods@imris.com